Exhibit 3.1.15

SHARE PURCHASE AGREEMENT

This share purchase agreement (“Agreement”) is entered into by and between:

(I) The parties listed and identified in Exhibit A (hereinafter referred to as “Sellers”);

(II) The patties listed and identified in Exhibit B (hereinafter referred to as “Buyer”).

And also, as intervening party,

(III) The parties listed and identified in Exhibit C (hereinafter referred to as “Intervening Party”).

Buyer, Sellers and Intervening Party shall be jointly referred to as “Parties” or “Party”, as the context may require.

INITIAL CONSIDERATIONS

WHEREAS on January 19, 2009, Votoranrim Celulose e Papel S.A., a publicly-held corporation, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21 (“VCP”) entered into with the Lorentzen, Moreira Salles and Almeida Braga Families (“Families”) a share purchase agreement (“Families Sales Agreement”) for acquisition of all shares issued by Arapar S .A., a closely-held corporation, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Augusto Severo, 8 — 7th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 29.282.803/0001-68 (“Arapar”) and all the shares issued by São Teofilo Representação e Panicipações S.A., a closely-held corporation, with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891 — 22th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 03.214.652/0001-17 (“São Teofilo”), which, in turn, are the lawful owners of one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven (127,506,457) common shares issued by Aracruz Celulose S.A., a publicly-held corporation, with its principal place of business in the City of Aracruz, State of Espírito Santo, at Barra do Riacho, no number - km 25, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 42.157.511/0001-61 (“Company”), representing approximately twenty-eight point zero three percent (28.03%) of the voting capital stock of the Company;

(b) WHEREAS the transaction established in the Families Sales Agreement was concluded on January 21, 2009;

(c) WHEREAS on February 5, 2003, Sodepa Sociedade de Empreendimentos, Publicidade e Participações S.A., subsequendy succeeded by Arainvest Participações S.A., a corporation with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Paulista, 2.100, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 06.139.408/0001-25, with the adhesion of Sellers, and Arapar entered into a Shareholders Agreement regarding the Company, with the adhesion of São Teofilo (“Shareholders Agreement”):

(d) WHEREAS the purchase and sale of shares of Arapar and São Teofilo which are the subject-matter of the Families Sales Agreement is subject to the tag-along right, pursuant to Section VI of the

Shareholders Agreement;

(e) WHEREAS, Sellers decided on the date hereof to exercise such tag-along right; and

(f) WHEREAS Sellers are jointly the lawful owners of one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven (127,506,457) registered common shares, with no par value, representing approximately twenty-eight point three percent (28.03%) of the voting capital stock of the Company, as described in Exhibit Whereas (f) (“Company’s Shares”).

The Parties RESOLVE to enter into the Agreement, which shall be governed by the following terms and conditions:

I — PURCHASE AND SALE; PRICE AND CLOSING; WARRANTIES

1.l. Sellers, irrevocably and irreversibly, sell the Company’s Shares to Buyer, which shall purchase such Shares on the terms and under the conditions hereof.

1.2. The certain, net and agreed upon price shall correspond to R$21.2538 per Company’s Share, thus amounting to two billion, seven hundred and ten million Reais (R$2,710,000,000.00) (“Price”), which shall be subject to adjustment pursuant to item 1.2.1 below.

1.2.1. Buyer hereby agrees, in case of a direct or indirect sale, whether full or partial, in any way or form, of the Shares of the Company or its successor by Buyer, (i) within one (1) year as from the Closing Date (as defined below), and (ii) for a share price exceeding the Price, to pay to Sellers, as adjustment to the Price, the excess amount received by Buyer, which adjustment shall be paid by Buyer in a lump sum, in cash, in Brazilian currency, within at most thirty (30) days as from the sale event (in any way or form) of the Company’s Shares. Such sale does not apply to a secondary offering held on the stock market through an authorized financial institution or in case of a direct or indirect sale, whether full or partial, in any way or form, to the National Bank for Economic and Social Development — BNDES or a company controlled by it.

1.3. The Price shall be paid in Brazilian currency by Buyer to Sellers (half for each one of them) in six (6) installments, on the dates established below or on the next business day should any of the dates below fall in a non-banking day in the City of Sao Paulo:

(a) five hundred million Reais (R$500,000,000.00) on the Closing Date;

(b) five hundred million Reais (R$500,000,000.00) on January 4, 2010;

(b) five hundred million Reais (R$500,000,000.00) on June 30, 2010;

(d) five hundred million Reais (R$500,000,000.00) on October 2, 2010, plus the remuneration established in item 1.3.3.3 below;

(b) four hundred and ten million Reais (R$410,000,000.00) on January 3, 2011; and

(f) three hundred million Reais (R$300,000,000.00) on July 1, 2011.

1.3.1. Buyer’s failure to pay, whether fully or in part, any of the installments of the Price on the dates and amounts provided for in items 1.3(a) to 1.3(f) above shall make Buyer to be automatically in default, irrespectively of any notice or court summons, as regards the installment due and unpaid, and such installment shall be restated by the reference rate of the Settlement and Custody Special System for federal notes, accruing monthly and disclosed by the Central Bank of Brazil (“Selic Rate”) or any other index that legally replaces such Selic Rate, as from the date of maturity up to the actual payment.

1.3.2. Should Buyer’s default as mentioned in item 1.3.1 above persist over ten (10) days, Sellers may, irrespectively of any notice or court summons, declare all installments of the Price not yet paid as due in advance and, in such case, the default installment pursuant to item 1.3.1 above and the installments due in advance shall be restated by the Selic Rate as from the Closing Date to the actual payment thereof.

1.3.3. The Parties hereby agree that Buyer shall be entitled, but shall not be required, to partially advance as from the Closing Date the payment of the credit to Sellers regarding the fourth installment of the Price due to them pursuant to item l-3(d) above in an amount of up to one hundred million Reais (R$100,000,000.00), using such amount to subscribe and pay in, on behalf of Sellers, the capital increase as resolved at the Special Shareholders Meeting of VCP held on February 6, 2009, and in the proportion each one of them is entitled to receive the Price, an amount yet to be determined of preferred shares issued by VCP (“Payment in Registered Preferred Shares of VCP”).

1.3.3.1. Sellers, for the specific purposes of item 1.3.3 above, hereby name and appoint the Intervening Party as their true and lawful attorney-in-fact, with irrevocable powers to sign, on behalf of Sellers, any and all documents necessary to actually make the Payment in Registered Preferred Shares of VCP, including, but not limited to, subscription bulletins and list of attendance at shareholders meetings of VCP. Buyer and Intervening Party agree that the Payment in Registered Preferred Shares of VCP is restricted (i) to the capital increase of VCP as resolved on February 6, 2009, fully failing to be valid and effective should it be not exercised on that occasion, (ii) to the subscription and paying up of preferred shares of VCP, and it cannot be used for subscription and paying up of common shares or any other security issued by VCP and/or Buyer and/or Intervening Party, (iii) solely and exclusively up to an amount of one hundred million Reais (R$l00,000,000.00) advanced from the fourth installment of the Price as provided for in item 1.3(d) above, and no other credit of Sellers against Buyer and/or Intervening Party may be used for such purpose, (iv) shall comply with the portion of the Price to which each of Sellers is entitled; and (v) to the issuance price of nineteen Reais (R$19.00) per preferred share of VCP.

1.3.3.2. Issuance and delivery of preferred shares to Sellers, by virtue of the Payment in Registered Preferred Shares of VCP, shall partially release the fourth installment of the Price up to an amount of one hundred million Reais (R$100,000,000.00), which shall remain valid, due and payable as regards the remaining amount thereof, plus the remuneration provided for in item 1.3.3.3 below, Sellers agreeing to return to Buyer the Promissory Notes (as defined below) representing such installment against issuance and delivery by Buyer of new promissory notes on the same terms as the Promissory Notes for a new principal amount of the fourth installment of the Price. Buyer hereby agrees, irrevocably and irreversibly, that there shall be no restriction as to the sale by Sellers or any one of them of preferred shares issued by VCP and purchased through the Payment in Registered Preferred Shares of VCP.

1.3.3.3. The fourth installment of the Price shall be remunerated as follows: (A) in case of failure of Payment in Registered Preferred Shares of VCP, five hundred million Reais (R$500,000,000.00) at one hundred and five percent (105%) of the variation of the daily average rates of one-day interfinancial deposits, calculated and disclosed daily by the Custody and Settlement House — CETIP, calculated pro rata die, as from July 2, 2009 up to the date of payment; or (B) in case of failure of Payment in Registered Preferred Shares of VCP, (B.i) five hundred million Reais (R$500,000,000.00) at one hundred and five percent (105%) of the variation of the daily average rates of one-day interfinancial deposits, calculated and disclosed daily by the Custody and Settlement House — CETIP, calculated pro rata die, as from July 2, 2009 up to the date of Payment in Registered Preferred Shares of VCP; and (B.ii) the outstanding amount of the fourth installment of the Price at one hundred and five percent (105%) of the variation of the daily average rates of one-day interfinancial deposits, calculated and disclosed daily by the Custody and Settlement House — CETIP, calculated pro rata die, as from the date of Payment in Registered Preferred Shares of VCP or July 2, 2009, whichever occurs later, up to the payment date. The amount arising out of the remuneration shall be paid in Brazilian currency, together with the payment of principal of the fourth installment of the Price.

1.3.3.4. VCP and the Intervening Party represent and warrant to Sellers that the preferred shares of VCP subject to Payment in Registered Preferred Shares of VCP shall be validly subscribed, issued and paid in, in compliance with applicable law, irrespectively of the form adopted by VCP and Intervening Party to perform the acts relating to the Payment in Registered Preferred Shares of VCP. In this regard, VCP and Intervening Party agree, jointly and severally, to indemnify, defend and hold Sellers harmless of any Loss incurred by Sellers arising out of (i) impediment of Payment in Registered Preferred Shares of VCP, or (ii) impediment of the full exercise of ownership of preferred shares of VCP, by virtue of challenging the legality of subscription, paying-up, issuance and/or the ownership right of preferred shares of VCP. Without prejudice to the obligation of indemnification pursuant to this item, Intervening Party or VCP, after the final characterization of the impediment of Payment in Registered Preferred Shares of VCP or impediment to fully exercise the ownership of the preferred shares of VCP shall, at its exclusive discretion, (a) exchange with Sellers the same amount of preferred shares issued by VCP owned by Intervening Party entitled to preferred shares of VCP which would be subject to Payment in Registered Preferred Shares of VCP; or (b) pay to Sellers the full amount of the installment of the Price mentioned in item 1.3(d), on the respective payment date, plus the remuneration established in item 1.3.3.3(A) and Sellers, in such case, shall grant the right to preferred shares of VCP subject to Payment in Registered Preferred Shares of VCP. The right of indemnification pursuant to this item is personal and exclusive to Sellers and the respective causa mortis successors and is limited to the statute of limitations of corporate law.

1.4. On the Closing Date Buyer shall make the payment of the first installment of the Price mentioned in item 1.3(a) above and shall deliver the pro solvendo promissory notes linked to this Agreement, issued by VCP and to the order of each one of Sellers, in guarantee for payment of the amount of the installments of the Price set forth in items 1.3(b) to 1.3(f) above and with maturity dates according to the payment dates established in items 1.3(b) to 1.3(f) above for the installments of the Price, according to the draft included in Exhibit 1.4 hereof (“Promissory Notes”).

1.4.1. Sellers hereby agree that the transfer of the Promissory Notes is authorized only between Sellers, including their causa mortis successors, irrespectively of any declaration and/or agreement of Buyer, Sellers being also assured the possibility to submit the Promissory Notes in guarantee to third parties, provided that such third parties are fully aware of the prohibition to transfer the Promissory Notes. The restriction to transmission, under no circumstance, shall harm or withdraw from the Promissory Notes their other characteristics of negotiable instrument.

1.5. The installments of the Price shall be paid by Buyer to Sellers on the respective dates of maturity as provided for in item 1.3 above, in immediately available funds, and Buyer shall not make any withholdings (except by virtue of the law and/or item 4.2.1.1 below), through Electronic Transfer of Funds (“TED”) of the funds to the respective current accounts in Brazil indicated by Sellers in mails delivered to Buyer at least three (3) business days before the Closing Date. Any of the Sellers may change, at any time, the current accounts in Brazil indicated for payment of the installments of the Price provided that they notify Buyer at least two (2) business days in advance of any payment due pursuant to this Agreement.

1.5.1. Receipt of payment of the installments of the Price by Sellers through TED shall imply release to Buyer and/or VCP, as the case may be, of payment of the respective installment of the Price, and the evidence of payment of TED shall be a receipt for all purposes.

1.5.2. Upon evidence of the full and definitive payment of each installment of the Price, Sellers agree to return to VCP the Promissory Notes corresponding to the installment of the Price actually paid, which shall be cancelled ipso jure, failing to produce thereafter any effects between the Parties.

1.5.3. In case of loss by any of Sellers of their Promissory Notes, the loss shall be informed in writing to VCP and Seller shall be liable before VCP should any third party demand payment based on the lost Promissory Note. In such case, Buyer may not withhold, delay or fail to pay the corresponding installment of the Price.

1.6. Buyer hereby agrees, irrevocably and irreversibly, to fully bear the costs and expenses relating to any legal or extrajudicial proceeding, including fees of counsel, necessary for collection by Sellers of the amounts due by Buyer based on this Agreement and on the Promissory Notes.

1.7. Consummation of the obligations of the Parries as regards the purchase and sale now agreed upon shall occur on April 29, 2009 at 10 a.m. at the law firm Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados, at Alameda Joaquim Eugenio de lima, 447, Sao Paulo, or in any other location to be mutually agreed upon by the Parties (“Closing Date”), provided that the condition precedent provided for in item 1.7.1 has been verified. Sellers reserve the right to advance the Closing Date, by notice to Buyer sent at least five (5) days in advance. On the Closing Date, the following acts shall be performed:

(a) Sellers shall transfer to Buyer’s ownership all and not less than all the Company’s Shares free and clear of any encumbrances, restrictions and liens of any nature, upon delivery of letters directed to the Company and to Banco Itau S.A., as book-entry agent of shares issued by the Company, or its successor (“Book-entry Agent”), as well as any share transfer forms and other documents required by the Book-entry Agent for prompt transfer of the Company’s Shares ownership to Buyer;

(b) simultaneously to the act mentioned in item (a) above, Buyer shall make the payment of the first installment of the Price established in item 1.3(a) above for Sellers through TED; and

(c) simultaneously to the act mentioned in item (a) above, Buyer shall deliver the Promissory Notes to Sellers.

1.7.1. Performance by Sellers of the acts provided for in item 1.7 above shall be subject to evidence, by Sellers, on the Closing Date, of the regular title of the Company’s Shares, upon submission of the statement by the Book-entry Agent.

1.8. The Patties agree to enter into and perfect all other documents, agreements, terms and other instruments, as well as perform any other acts that are necessary or proper for the consummation and/or implementation of the transaction established in this Agreement, also before the Book-entry Agent.

II — TERMINATION OF THE SHAREHOLDERS AGREEMENT ON THE CLOSING DATE

2.1. The Shareholders Agreement, as a consequence of the purchase and sale agreed upon, is hereby terminated for all purposes and effects of fact and of the law, under a condition precedent of effectiveness, until performance of the acts mentioned in item 1.7. above. Since this Agreement reflects the exercise of the tag-along right pursuant to the Shareholders Agreement, Buyer and Intervening Party agree, in case of any change in the Families Sales Agreement, only to do so if the same changes are offered in writing previously to Sellers and if Sellers agree therewith in writing.

2.2. Considering the purposes of Sections IV and VI of the Shareholders Agreement, and to guarantee effectiveness of such sections, Buyer agrees, irrevocably and irreversibly, to indemnify, defend and hold Sellers harmless of any claim or challenging by the Families.

2.3. Buyer agrees, irrevocably and irreversibly, with the obligations established in item 1.7 above for the Closing Date, notwithstanding the event that, on the Closing Date, the transfer of the Company’s Shares fails to occur by virtue of any claim or challenging by the Families based on the Shareholders Agreement, or by any third party. Upon resolution of the claim or challenging, Sellers agree, irrevocably and irreversibly, to comply with the obligations provided for in item 1.7(a) above.

III — REPRESENTATIONS AND WARRANTIES

3.1. Sellers, for all purposes of this Agreement, represent and warrant to Buyer, on the date hereof and on the Closing Date, as a condition and presupposition for the execution and consummation of the purchase and sale of the Company’s Shares, that:

3.1.1. Sellers have full capacity to sign this Agreement and comply with the obligations provided for herein. Assuming the due authorization, execution and perfection by Buyer, this Agreement is a legal, valid, binding and enforceable obligation against Sellers.

3.1.2. Execution and compliance with this Agreement by Sellers (a) shall not violate any applicable law; and (b) (i) shall not require any consent or any other act by any person pursuant to any shareholders agreement or contract or another instrument of which Sellers are a party, or any grant, authorization, permit, license or other similar authorization held by Sellers or shall be a default pursuant to the terms of any agreement or instrument of which Sellers are a party, and (ii) shall not create any right of termination, cancellation or early maturity of any obligation of Sellers which in any way impedes the transaction established herein.

3.1.3. Exhibit Whereas (f) includes a description of the totality of the Company’s Shares which are the subject-matter hereof. The Company’s Shares were validly issued and are fully paid-in, free and clear of any encumbrances, restrictions and liens, whether judicial or extrajudicial. On the Closing Date,

Sellers shall, directly or indirectly, be the lawful owners of the Company’s Shares, free and clear of any encumbrances, restrictions and liens, whether judicial or extrajudicial.

3.2. Buyer and Intervening Party, for all purposes of this Agreement, represent and warrant to Sellers, on the date hereof and on the Closing Date, as a condition and presupposition for the execution of this Agreement, that:

3.2.1. The execution and compliance with this Agreement by Buyer, including issuance of the Promissory Notes by VCP, were duly authorized by all necessary corporate acts of Buyer, which are in full force. Assuming the due authorization, execution and perfection by Sellers, this Agreement is the legal, valid, binding and enforceable obligation against Buyer.

3.2.2. The execution and compliance with this Agreement by Buyer (a) shall not violate its articles of incorporation; (b) shall not violate any law applicable thereto; (c) shall not require any other consent or other act by any other person pursuant to any agreement or another instrument to which Buyer is bound, or any license or another similar authorization held by Buyer; (d) shall not constitute a default pursuant to any agreement or instrument to which Buyer is bound and which in any way impedes the transaction contemplated herein; and (e) shall not create any right of termination, cancellation or early maturity of any obligation of Buyer which in any way impedes the transaction contemplated herein.

3.2.3. The decision to buy any of the Company’s Shares was taken based on the information held by Buyer and/or Intervening Party, as indirect shareholders of the Company and in charge of indicating the Company’s managers, as well as on the information available to the market and disclosed by the Company pursuant to applicable law, also on the economic-financial-accounting situation of die Company, including, but not limited to, the Company’s obligations arising out of transactions with derivatives, changes in exchange rate, effects on the sales and liquidity of clients by virtue of the Brazilian and world economic scenario, Buyer and Intervening Party fully undertaking, as from the Closing Date, all benefits and risks arising out of the ownership of the Company’s Shares, without such economic-financial factors regarding the Company, its clients, the Brazilian or world economic situation or the market where the Company, Buyer and/or Intervening Party acts, even that thereafter they may be aggravated, in an unpredictable or exceptional way, or in any way be cause for changing the obligation to pay the Price provided for herein, and no allegation on the change in the economic, commercial or financial premises of the Agreement shall be made.

3.2.4. They shall cause the Company (and its successors) to indemnify and hold harmless the persons listed in Exhibit 3.2.4. as former managers, managers, agents, representatives or members of the management of the Company or bodies of the Company, including as guest or listener (“Managers”), from and against any Loss or liability of any nature incurred by them in connection with the transactions of the Company with derivative instruments in any jurisdictions, including upon retaining and maintaining legal advisory services, as the case may be, at the expenses of the Company, so long as such Loss or liability is not resulting from gross negligence or willful misconduct of the Managers in the performance of their duties or in breach of the law or Bylaws of the Company.

IV - INDEMNITY

4.1. After the Closing Date, Sellers shall indemnify, defend and hold Buyer harmless from and against any loss, damage, liability, injury, expense or cost (collectively “losses” and individually a “Loss”) which may be actually incurred by Buyer arising from:

(a) incorrection, misrepresentation, inaccuracy or noncompliance of any representation or warranty provided by Sellers under Section III hereof;

(b) breach, by Sellers, of the their obligations under this Agreement; and

(c) legal acts performed on or before the Closing Date regarding the acquisition by Sellers of the Company’s Shares,

4.1.1. Sellers shall not be jointly liable for die indemnity obligations under item 4.1 above, and each of the Sellers shall be liable for fifty pet cent (50%) of these obligations. For the purposes of item 4.1, Sellers inform that any notices to that effect shall be sent to the following addresses:

Attn Mr. Joseph Yacoub Safra

Av. Paulista, 2.100

São Paulo - SP

Fax: (11) 3175-7850

Phone: (11)3175-7000

Attn Mr. Moise Yacoub Safra

Avenida Brigadeiro Faria Lima, 2.277, 10° andar

São Paulo - SP

Fax: (11) 3038-6403

Phone: (11) 3038-6415 and (11) 3038-6402

4.1.2. For the avoidance of doubt, Sellers shall not be liable for and shall not indemnify Buyer (and its successors) for any Loss or claim related to the Company at any time and on any account.

4.2. If Buyer is informed of any omission, act or fact giving rise to the indemnity obligation, Buyer shall notify Sellers within the lesser of five (5) business days from the date on which such information comes to the knowledge of Buyer or 1 /3 of the term provided by law for pronouncing on the claim or obligation, in order to allow Sellers to elect whether to challenge the debt or obligation claimed in the notice within the lesser of five (5) business days from receiving the notice from Buyer or 1/3 of the term provided by law for pronouncing on the claim or obligation.

4.2.1. If the event provided for in item 4.2. above occurs before the full payment of the Price by Buyer, the following shall apply:

4.2.1.1. If Sellers elect not to challenge the debt or obligation, the Parties hereby irrevocably and irreversibly agree that Buyer shall (i) pay the debt in full or perform the obligation within the term provided for by the law and (it) discount the amount of the debt or obligation from the portion of the Price due to Sellers, beginning by the last installment, and Buyer shall deliver any balance, if any, to Sellers, on the date scheduled for the payment of the last installment of the Price, pursuant to item 1.3(f) above. If the amount of the debt or obligation exceeds the amount of the last installment of the Price due to Sellers, Buyer shall discount the exceeding amount from the portion due to Sellers of the immediately preceding installment of the Price, and so on successively.

4.2.1.2. If Sellers elect to challenge the debt or obligation, the Parties hereby irrevocably and irreversibly agree that (i) Buyer shall fully bear, at its own expenses, with the costs arising from the challenge by Sellers to the debt or obligation claimed in the judicial and/or extrajudicial notice, including all expenses and fees of attorneys and consultants appointed by Sellers and providing guarantees as may be necessary for the defense, (ii) Buyer shall not be entitled to make any judicial and/or extrajudicial agreement to settle the debt or obligation under the notice, unless with the prior written authorization of Sellers, and (iii) (a) if Sellers are not successful in their challenging the debt or obligation, Buyer shall be fully reimbursed according to the provisions of item 4.2.1.1 (ii) above; or (b)

if Sellers are successful in their challenging the debt or obligation, no reimbursement of any nature shall be payable to Buyer. Sellers shall be entitled to follow up on the conduction of the defense of any debt or obligation, including to be informed on the developments of said proceeding, be allowed access to copies and documents and be provided with any other information reasonably requested by them in writing.

4.2.1.3. In the event of item 4.2.1 above, Buyer hereby irrevocably and irreversibly agree that Buyer may not retain, delay, fail to pay, discount or otherwise dispose of installments not yet due of the Price, which shall remain to be payable to Sellers in the amount and terms provided for in this Agreement, except any reimbursements as provided for in items 4.2.1.1 e 4.2.1.2 above.

4.2.1.4. If any reimbursement shall be made to Buyer according to items 4.2.1.1 and 4.2.1.2 above, Sellers agree to return to Buyer the Promissory Notes representing the installments not paid yet which shall be subject to discount, and VCP shall, simultaneously with such return, issue new Promissory Notes to Sellers, in the same number and with the same characteristics of the Promissory Notes returned, discounting the amounts agreed under said items. Except as provided for in item 1.5.3 above, if by any reason the Promissory Notes shall not have been returned to Buyer on the date of payment of the installment which shall be granted abatement, Sellers acknowledge that Buyer shall be entitled, without any penalty or indemnity obligation, to retain the payment exclusively of the Seller whose Promissory Note has not been returned, until said Promissory Note is returned and cancelled.

4.2.2. If the event provided for in item 4.2 above occurs after the full payment of the Price by Buyer, the following shall apply:

4.2.2.1. If Sellers elect not to challenge the debt or obligation, they shall, within the term provided by law for the settlement of the debt or performance of the obligation, settle the debt or perform the obligation, or, yet, in the event Buyer may not have settled the debt or performed the obligation, reimburse Buyer for the amount of said debt or obligation, plus the due additions provided for by the law or contract.

4.2.2.2. If Sellers elect to challenge the debt or obligation, Sellers, at their own expenses, shall bear the costs related to their judicial and/or extrajudicial challenging, including all expenses and fees of attorneys and consultants. Sellers, upon request, shall provide the guarantees necessary for the defense, so that Buyer shall not, at any time, make any disbursement or sustain any constraint to its assets or limitation of any nature to its business or operations. Buyer, in turn, shall grant power of attorney to the attorneys appointed by Sellers as well as cooperate with these attorneys to produce evidences as necessary for an efficient defense against the third party claim.

4.2.2.3. In the events provided for in 4.2.2.1 and 4.2.2.2 above, if Sellers, as duly notified according to item 4.2 above, fail to directly pay the debt or indemnify Buyer against the amount due, omit, confess, or fails to take the measures necessary to challenge the notified debt, requirement or claim and to the defense of Buyer, and Buyer sustains any constraint on its assets or limitation of any nature to its business or operations as a result thereof, Buyer itself shall be entitled to pay the claimed debt and shall become creditor of Sellers in respect to said amount. A penalty of ten per cent (10%) shall accrue on the amount due by Sellers, plus interests calculated on pro rata die basis at Selic Rate. This clear legal credit right shall be evidenced upon the submission of the receipt of payment of the payable debt, which, for all purposes and legal effects, shall operate as an extrajudicial execution instrument.

4.2.3. Sellers’ obligation to indemnify Buyer provided for in item 4.1. shall remain valid and effective for a period of five (5) years, except for the representations set forth in items 3.1.1., 3.1.2. and 3.1.3. above in respect to which the indemnity obligation shall remain valid and effective until the expiration of said obligation (collectively “Liability Period”). In the event of any existing debt, requirement or claim against Buyer which constitutes a Loss and about which notice or service of process has already been served on Buyer and/or Sellers before the expiration of the liability Period, the indemnity obligation of Sellers shall survive until the actual payment, settlement and/or reimbursement of the obligation related to the debt, requirement or claim against Buyer.

4.3. Sellers’ obligation to indemnify Buyer under item 4.1. is subject to the total limit of two billion and seven hundred and ten million Reais (R$ 2,710,000,000.00), subject, however, to their respective interest in the Company’s Shares.

4.4. After the Closing Date, Buyer (and its successors) shall indemnify, defend and hold Sellers harmless from and against any Loss incurred by Sellers arising from:

(a) incorrection, misrepresentation, inaccuracy or noncompliance with any representation or warrant provided by Buyer under Section III hereof;

(b) breach by Buyer of its obligations under this Agreement;

(c) breach by Buyer of any obligation under law or which may be awarded against Sellers for Buyer’s action or failure to act as regards market regulatory bodies, notably those regulating competition issues and the stocks and securities market;

(d) transaction of the Company with derivative instruments in any jurisdiction, including upon retaining and maintaining legal advisory services, as the case may be, at the expenses of the Buyer; and

(e) item 1.3.3.4. above, in this case jointly with Intervening Party.

4.4.1 The procedures set forth in items 4.2 e 4.2.2 above shall apply mutatis mutandis and as applicable to Buyer as regards the indemnity obligation under item 4.4 above. The Liability Period, in relation to Buyer, shall be equal to the statute of limitations of said obligation.

4.5. The Parties hereby agree that, in the event of death of one Seller, the causa mortis successor of the deceased Seller shall appoint the successor for the obligation of the deceased Seller under item 4.1, and the successor to be appointed to substitute the deceased Seller shall be reasonably acceptable to Buyer within fifteen (15) days from appointment, provided that the silent of Buyer on this matter shall be deemed as acceptance of the successor appointed. Until the acceptance by Buyer of the successor of the deceased Seller takes effect, the causa mortis successors of the deceased Sellers shall be jointly liable for the deceased Seller’s indemnity obligation under item 4.1.

V - APPROVAL BY CADE AND THE OTHER REGULATORY BODIES

5.1. Buyer acknowledges that this Agreement shall be binding upon the Parties before the market regulatory bodies, notably those regulating competition and the stocks and securities market.

5.2. Buyer, within fifteen (15) days from execution hereof, shall send to the Brazilian Council for Economic Defense (“CADE”) the notice and form required by applicable law regarding the transactions provided for herein. Sellers shall provide the required information and reasonably assist in connection with the finding of facts for any petition or motion that may be necessary. Buyer shall keep Sellers informed about the development of the proceeding, any notices sent to CADE and any other inquiries or requests of additional information to CADE, and shall promptly fulfill any requirement or request and provide such other additional information as may be requested. Buyer shall fully bear all costs and expenses related to the submission of the transaction for CADE’s consideration and approval, except the fees of attorneys, auditors and advisors of Sellers. If the transaction is not approved by CADE, or if CADE imposes conditions to approve the transaction, Buyer shall be solely responsible and shall take all measures necessary to remedy the situation to have the transaction approved by CADE, without any loss or damage to Sellers.

5.3. Buyer shall also assume any and all liability before the other market regulatory bodies, and shall take all measures necessary for the full performance of the legal obligations imposed by these regulatory bodies.

5.4. Sellers shall be unconditionally entitled to receive the Price and to maintain it even if the transaction hereunder does not meet, in the opinion of CADE or any other regulatory bodies, the conditions provided by law, without any loss or damage to Sellers.

VI - RESOLUTION OF DISPUTES

6.1. In the event of any difficulty in the interpretation or performance of this Agreement, or any dispute related to or arising from any breach of this Agreement, the Parties shall use their best efforts to solve it amicably. For such purpose, the Parties shall negotiate in good-faith a solution acceptable to both of them. If the Parties cannot reach an agreement within thirty (30) days after the receipt of the notice of the existing dispute and the need of a solution for the matter, the dispute shall be settled as provided for in the items below.

6.2. Subject to the foregoing item, the Parties agree that any dispute related to or arising from this Agreement whose solution would represent a cognizance proceeding, including any dispute regarding the existence, effectiveness, interpretation, or termination hereof, shall be exclusively and finally settled upon arbitration conducted and managed according to the Arbitration Rules of the Arbitration Center of the Brazil-Canada Chamber of Commerce and managed by the Arbitration Center of the Brazil-Canada Chamber of Commerce, subject to the provisions of Law No. 9307, of September 23, 1996, and the Code of Civil Procedure, without prejudice to the right of requiring payment of the Price by Sellers directly through proceeding of execution on a fixed amount.

6.3. The place of arbitration, if applicable, shall be the City of Sao Paulo, State of Sao Paulo, unless the Parties expressly agree otherwise, and without prejudice to the Parties’ right to elect other location for the arbitration proceedings.

6.4. The proceedings shall be conducted in the Portuguese language, and all documents and statements provided as evidence in the course of the arbitration proceeding shall be translated into Portuguese, if written in foreign language, and the Party providing such evidence shall bear the respective costs of such translation.

6.5. The dispute shall be settled upon arbitration proceeding conducted by an arbitral tribunal consisting of three (3) arbitrators belonging to the Panel of Arbitrators of the Arbitration Center of the Brazil-Canada Chamber of Commerce, one (1) arbitrator being appointed by the Plaintiff(s) and one (1) by the Defendant(s). The third arbitrator, who shall act as President of the arbitration tribunal, shall be appointed by the two (2) first appointed arbitrators. If the arbitrators fail to reach an agreement on the appointment of the President of the arbitration tribunal, such appointment shall be made by the Arbitration Center of the Brazil-Canada Chamber of Commerce.

6.6. The arbitration tribunal shall settle the dispute according to the provisions hereof and the Brazilian law.

6.7. Any document or information disclosed by the Parties in the course of the arbitration proceeding shall be confidential, and the Parties and the arbitrator(s) to be appointed agree not to disclose them to third parties, unless upon court or administrative order against which confidentiality obligation may not be invoked. The information about the existence, filing or development of the arbitration proceeding is confidential and may not be disclosed without the prior and express consent of the other Party.

6.8. The arbitral award shall be binding upon the Parties and shall not be subject to any legal or administrative appeal. The arbitral award shall be rendered in writing and include the legal basis upon which it was rendered. The costs of the arbitration proceeding, including the attorney’s fees and expenses, shall be borne as determined by the arbitration court, unless the Parties mutually agree otherwise in writing.

6.9 The Parties agree that during the course of the arbitration proceeding they shall continue to perform their respective obligation hereunder.

VII - CONFIDENTIALITY

7.1. Each Party shall keep strictly secret and shall cause the persons and consultants related to said Party (“Related Parties”) to keep strictly secret this Agreement, the provisions and exhibits hereof, and all information and materials, whether in written, oral, electronic or other format, obtained or received from the other Parties during the negotiation and performance of this Agreement, and the Parties hereby agree that such confidentiality shall not apply to the following cases:

(a) if prior written consent for disclosure is obtained by the Party in possession of the confidential information;

(b) the relevant information is or become generally available to the public other than as result of breach of the confidentiality obligation by any means of disclosure or other action or omission by the Party or any of its Related Parties;

(c) the information is or become known or available to the Party or any of its Related Parries on a non-confidential basis from any source (other than the party in possession of said information or any of its Related Parties) that, to the best of the knowledge of the receiving Party, after due investigation, is not prohibited from disclosing such information by obligation to the Party owning said information or any of its Related Parties;

(d) the information was already known by the Party on a lawful basis on the date of its disclosure by the other Party or its Related Parties;

(e) the information is required to be disclosed according to applicable law or regulations, including the rules of the Brazilian Council for Economic Defense (CADE), the Brazilian Securities and Exchange Commission (CVM) and any competent Stock Exchange, or as result of order, determination or Governmental ruling applicable to said Party, so long as, if permitted by law, said Party consult with the Party owning said information before the disclosure thereof, and the Parties hereby agree that said consultation shall under no circumstances be deemed as prior approval of the Party owning said information; or

(f) disclosure of item 1.3.3.1, for the purposes of the Payment in Registered Preferred Shares of VCP.

7.2. Furthermore, the Parties agree and shall cause its respective Related Parties to agree not to use any confidential information as provided for in item 7.1 other than for the purposes of this Agreement.

7.3. The confidentiality obligation provided for herein shall survive the termination of this Agreement, for any reason whatsoever, and shall remain in full force and effect for a period of three (3) years from execution of this Agreement.

7.4. In addition to the provisions above, the Parties hereby acknowledge to be subject to the confidentiality obligations provided for in the regulations issued by the CVM and other relevant securities and exchange commissions in respect to non-disclosure to third parties of any and all information about the transaction provided for herein.

7.5. The Parties shall jointly agree on the form, contents and time of the disclosure to the market of any notice or material fact regarding this Agreement, taking always into account the applicable requirements of law.

7.6. The Parries agree that no notice to the market regarding this Agreement, including press releases, shall be disclosed by any of the Parties without the express written consent of the other Party.

7.7. Sellers agree not to disclose, and shall cause the representative of the bodies of the Company listed in Exhibit 3.2.4 to agree not to disclose to third parties any confidential information about the Company, its business and operations, for a period of three (3) years from the Closing Date, and not to use such information in any business or transaction.

7.8. The Parties acknowledge that the disclosure of the information related to this Agreement by any of the Related Parties in breach of this Chapter VII shall result in significant Losses to the non-breaching Party. In this case, the non-breaching party may file a claim for damages against the breaching Party, subject to the provisions under Chapter IV above.

VIII — JURISDICTION AND APPLICABLE LAW

8.1. Notwithstanding the provisions about arbitration and without prejudice to item 6.2. above regarding the right to require payment of the Price through execution proceeding, the Parties shall be entitled to file claim in any competent court (i) to have an injunction or provisional relief or (ii) enter judgment upon the arbitral award against the other Party. For the purposes of any action or proceeding to be filed according to this Chapter VIII, the Parties hereby elect the courts of the judicial District of the City of São Paulo, State of São Paulo, as the courts of jurisdiction to settle any disputes, except those to which the applicable law require mandatory competence.

8.2. This Agreement shall be governed by and construed according to the laws of the Federative Republic of Brazil.

IX — MISCELLANEOUS

9.1. If the condition provided for in item 1.7.1. above is not complied with, Buyer may require Sellers, as of the Closing Date, to perform their obligation to transfer the Company’s Shares, by themselves or by any company exclusively owned by Sellers and acknowledged as owners of the Company’s Shares by the Book-Entry Agent, which shall substitute Sellers in all their rights and obligations hereunder, including in respect to the representations and warranties as regards the ownership of the Company’s Shares, as the case may be.

9.2. This agreement comprises the entire understanding between the Parties regarding the subject-matter hereof, and is binding upon the Parties and its respective successors on any account. There is no other agreement or understanding in effect between the Parties as regards the Company’s Shares.

9.2.1. For the purposes of article 674 of the Civil Code, each Seller appoints as his attorneys-in-fact, for the performance as of Closing Date of the obligation under this Agreement, including registration with the Book-Entry Agent, the following persons: (a) Moise Yacoub Safra appoints as his attorney-in-fact Mr. Kzra Moise Safra, Brazilian, married, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Av. Bngadeiro Faria Lima, 2277, 10th floor, bearer of Identity Card (RG) No. 13.700.630, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 091.351.188-90, and (b) Joseph Yacoub Safra appoints as his attorneys-in-fact: (i) Ms. Vicky Safra, Brazilian, married, businesswoman, bearer of Identity Card (RG) No. 4.971.568, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 217.997.938-00, with offices at Avenida Paulista, No. 2.100, in the City of São Paulo, State of São Paulo, with powers to sign individually on behalf of the grantor, and (ii) Messrs. Alberto Joseph Safra, Brazilian, married, businessman, bearer of Identity Card (RG) No. 15.547.148, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 220.244.058-51, with offices at Avenida Paulista, 2.100, in the City of São Paulo, State of São Paulo e David Joseph Safra, Brazilian, single, businessman, bearer of Identity Card (RG) No. 19.846.090-9, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 334.342.998-82, with offices at Avenida Paulista, 2.100, in the City of São Paulo, State of São Paulo, with power to jointly sign on behalf of the grantor. This item shall operate for all purposes and effects as a power of attorney.

9.3. Intervening Party hereby signs this Agreement to confirm that it is aware of the provisions herein, and to ensure that it shall comply with its obligations under such provisions and shall not perform any act against or in breach of the rights and obligations of Sellers and Buyer under this Agreement, and shall cause Buyer to perform its obligations under this Agreement.

9.4. Any changes in the terms and conditions hereof shall only be effective upon written instrument duly executed by the Parties. Neither Party is entitled to assign or otherwise transfer, in whole or in part, any of its rights or obligations under this Agreement without the prior written and express consent of the other Party, except (i) as provided in item 1.4.1. above; and (ii) in the event of assignment by VCP, as Buyer, of the rights and obligations of Buyer to any company individually controlled by VCP, so long as: (a) as of the Closing Date, VCP and Sellers execute a guarantee by VCP on behalf of Sellers (with waiver of all privileges of order provided by law) as security for the performance of all obligations hereunder, substantially in the form of Exhibit 9.4. and (b) VCP remains fully and jointly liable with the assignee, without exception, for the obligations assigned.

9.5. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof, which shall be fully complied with, and the Parties agree to use their best efforts to validly attain the same effects of the provision deemed invalid or unenforceable.

9.6. This Agreement is irrevocably and irreversibly executed, and the Parties shall not be entitled to terminate it or be released from performing it.

9.7. The commitments and covenants of Parries hereunder are subject to the specific performance of articles 461, 461-A, 466-A, 466-C and 632 et seq. of the Brazilian Code of Civil Procedure, and this Agreement shall operate as an extrajudicial execution instrument pursuant to article 585, II, of the Brazilian Code of Civil Procedure.

9.8. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring them.

9.9. All notices, requests and other communications between the Parties shall be in writing (including by facsimile) and shall be sent (i) to Sellers at the address and number of facsimile specified in item 4.1.1 above (or any other address that may be informed by them upon notice) and (ii) to Buyer, care of Mr. José Luciano Duarte Penido, at Akmeda Santos, 1357, 6° andar, Cerqueira César, São Paulo - São Paulo, Facsimile: (11) 2138-4000, Telephone: (11) 2138-4065, and (iii) to Intervening Party, care of Mr. Raul Calfat na Rua Amauri, 255, 13° andar, Itaim Bibi, São Paulo - State of São Paulo, Facsimile: (11) 3079-9345, Telephone: (11) 3704-3320. The communications to be sent by any of the Parties as set forth in this provision shall be deemed received when delivered by certified letter or with “acknowledgement receipt” issued by the Brazilian Postal and Telegraph Services Company. The communications sent by facsimile or email shall be deemed received on the date they are sent, so long as acknowledgement of receipt is issued by the machine used by the issuer. The original of said notices shall be sent to the addresses of Intervening Party, Buyer or Sellers within up to two (2) business days after the message is sent.

IN WITNESS WHEREOF, the Parties hereto execute this Agreement in four (4) counterparts of equal tenor and form before the undersigned witnesses.

São Paulo, March 5, 2009

Buyer:

(sgd) / (sgd)

Alexandre Silva D’Ambrosio / Paulo Henrique Oliveira Santos

Attorney-in-Fact	Attorney-in-Fact

VOTORANTIM CELULOSE E PAPEL S.A.

Sellers:

(sgd)

JOSEPH YACOUB SAFRA

By João Inãcio Puga

(sgd)

MOISE YACOUB SAFRA

By Ezra Moise Safra

Intervening Party:

(sgd) / (sgd)

Alexandre Silva D’Ambrosio/Paulo Henrique Oliveira Santos

Officer	Attorney-in-Fact

VOTORANTIM INDUSTRIAL S. A.

Witnesses:

(sgd)

Name: Thais Muniky H.C.M. Araujo

Individual Taxpayers Register (CPF/MF) No.: 325.295.958-52

Identity Card (RG) No.: 43.831.238-7 SSP/SP

(sgd)

Name: Débora Silveira Silva

Individual Taxpayers Register (CPF/MF) No.: 335.852.718-20

Identity Card (RG) No.: 32.654.623-6 SSP/SP

Exhibit A

Sellers

1. JOSEPH YACOUB SAFRA, Brazilian, married, banker, resident and domiciled in the City of Sao Paulo, State of São Paulo, with offices at Avenida Paulista, No. 2100, bearer of Identity Card (RG) No. 2.192.208-SSP/SP, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 006.062.278-49; and

2. MOISE YACOUB SAFRA, Brazilian, married, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Brigadeiro Faria Lima, No. 2.277, 10th floor, bearer of Identity Card (RG) No. 2.042.744-X SSP/SP, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 006.062.198-20.

Exhibit B

Buyer

VOTORANTIM CELULOSE E PAPEL S.A., a joint-stock company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, with its principal place of business in the City and State of São Paulo, at Alameda Santos, 1.357, 8th floor, or its controlled company São Teofilo Representação e Participaçóes S.A., a private company with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Eusébio

Matoso, No. 891 — 22nd floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 03.214.652/0001-17 (“Sao Teofilo”), or any of its other controlled companies, provided that Votorantim Celulose e Papel S.A. shall remain jointly liable for the obligations under this Agreement as successor of the controlled company on any account.

Exhibit C

Intervening Party

VOTORANTIM INDUSTRIAL S.A., a joint-stock company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 03.407.049/0001-51, with its principal place of business in the City and State of São Paulo, at Rua Amauri, No. 255, 13th floor, Suite A.

Exhibit Whereas (f)

Company’s Shares
(in process of registration with the Book-Entry Agent)

Shareholder	Registered Common Shares
Joseph Yacoub Safra	63,753,229
Moise Yacoub Safra	63,753,228

Exhibit 1.4

PROMISSORY NOTE

No. 01/01

Principal Amount: R$[•]

Place of Issuance: São Paulo, Brazil

Date of Issuance: [•]

Maturity Date: [•]

By this single copy of Promissory Note, VOTORANTIM CELULOSE E PAPEL S.A., a joint-stock company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, with its principal place of business in the City and State of Sao Paulo, at Alameda Santos, 1.357, 8th floor (hereinafter referred to as “Debtor”), unconditionally promises to pay as of [•] to [Seller] (hereinafter referred to as “Creditor”), in cash and at the domicile of the Creditor, in the City of [•], the amount of R$[•], upon presentation of this Promissory Note.

In the event of late payment of this Promissory Note, the amount due and payable under this Promissory Note shall be adjusted based on the reference rate of the Settlement and Custody Special System for Federal securities, accruing monthly and quoted by the Central Bank of Brazil (“Selic Rate”), or any other legal rate that may replace the Selic Rate, from the date of issuance of this Promissory Note to the date of actual payment hereof.

This Promissory Note is related to the Share Purchase Agreement executed on [•] [•], [•] by and between Debtor, as Buyer, and Creditor, as Seller.

Sao Paulo, [•], [•].

Issuer:

VOTORANTIM CELULOSE E PAPEL S.A.

Exhibit 3.2.4
Managers

1. Carlos Alberto Vieira (Individual Taxpayers Register of the Ministry of Finance (CPF/MF) No. 000.199.171-04) — Chairman of the Board of Directors, member of the Strategic Committee, and coordinator of the Sustainability Committee;

2. Carlos de Souza Valentim (CPF/MF No. 555.852.647—53) - member of the Tax Planning Committee;

3. Ernane Galveas (CPF/MF No. 007.998.407-00) - (sitting) member do Board of Directors, and member of the Sustainability Committee;

4. Isaac Selim Sutton (CPF/MF No. 047.010.738-30) - (sitting) member of the Board of Directors, coordinator of the Remuneration Committee, member of the Strategic Committee, coordinator of the Audit Committee, and member of the Tax Planning Committee;

5. João Carlos Chede (CPF/MF No. 180.556.647-49) - (sitting) member of the Board of Directors;

6. João César de Queiroz Tourinho (CPF/MF No. 599.911.947-20) — member of the Financial Committee;

7. Roberto Ruhman (CPF/MF No. 003.424.218-08) - (alternate) member of the Board of Directors;

8. Rossano Maranhao Pinto (CPF/MF No. 151.467.401-78) - (alternate) member of the Board of Directors;

9. Sheila Periard Henrique Silva (CPF/MF No. 069.227,887-70) - (alternate) member of the Fiscal Council;

10. Wagner Braz (CPF/MF No. 881.756.858-91) - (sitting) member of the Fiscal Council.

Exhibit 9.4.

Form of Letter of Guarantee

Sao Paulo, [Closing Date]

LETTER OF GUARANTEE

By this Letter of Guarantee, VOTORANTIM CELULOSE E PAPEL S.A., a joint-stock company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, with its principal place of business in the City and State of São Paulo, at Alameda Santos, 1.357, 8th floor, herein duly represented according to its Bylaws (hereinafter referred to simply as “GUARANTOR”), irrevocably and irreversibly represents to be its guarantor, joint debtor and principal payer of the obligations of [insert assignee’s company name and identification], (hereinafter referred to simply as “GUARANTEED PARTY”) before Messrs. JOSEPH YACOUB SAFRA, Brazilian, married, banker, bearer of Identity Card (RG) No. 2.192.208-SSP/SP, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 006.062.278-49, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Paulista, No. 2100, and MOISE YACOUB SAFRA, Brazilian, married, businessman, bearer of Identity Card (RG) No. 2,042.744-X SSP/SP, and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 006.062.198-20, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Brigadeiro Faria lima, No. 2.277, 10th floor (hereinafter jointly referred to simply as “SELLERS”), as follows:

1. This GUARANTEE is a permanent guarantee of performance of the covenants and obligations of GUARANTEED PARTY to SELLERS arising from the assignment of the rights and obligations under the Share Purchase Agreement executed on March 5, 2009 by and between GUARANTOR and SELLERS (“Agreement”), including the obligation to pay all installments of die purchase price of the shares in the total amount of two billion, seven hundred and ten million Reais (R$2,710,000,000.00), as adjusted according to the provisions of the Agreement, without prejudice to any other amount due as interest, adjustment for inflation, usual penalties, damages and other additional expenses or charges for which the GUARANTEED PARTY is held liable arising from the Agreement and according to the provisions thereof.

2. GUARANTOR expressly waives the privileges and/or benefits of order provided for in articles 821, 827, 835, 837 to 839 of the Civil Code, and article 595 of the Code of Civil Procedure, and agrees to be liable under this instrument until the full performance of GUARANTEED PARTY’s obligations.

2.1. In view of the foregoing, the parties hereby agree that SELLERS are not required to take or exhaust any judicial or extrajudicial measure against GUARANTEED PARTY or execute any other guarantee on their behalf at any time as condition precedent for being entitled to performance by GUARANTOR of any covenant or obligation under this Letter of Guarantee, expressly waiving any protest against, communication or notice to, or prior service of process on GUARANTEED PARTY.

3. All amounts due by GUARANTOR to SELLERS under this Letter of Guarantee shall be fully paid without offset or deductions, and free and unencumbered of any abatement or tax withholding at source (except as required by law and/or in item 4.2.1.1. of the Agreement).

4. This Letter of Guarantee shall become effective as of the execution date hereof, and shall remain in full effect until the performance of the obligations guaranteed under this Agreement.

5. GUARANTOR hereby represents and warrants, for all purposes of law, (i) that this Letter of Guarantee is valid, effective and enforceable at any time according to its terms, (ii) that the execution and performance of this Letter of Guarantee were duly authorized by all requisite corporate acts of GUARANTOR, (iii) that this letter of Guarantee shall operate as an extrajudicial execution instrument for the purposes of article 585, III, of the Code of Civil Procedure, (iv) that this Letter of Guarantee is irrevocably and irreversibly issued, and (v) that this guarantee is binding upon GUARANTOR and its successors on any account.

6. The parties elect the courts of the Judicial District of the City of São Paulo, State of São Paulo, as the courts of jurisdiction to settle any disputes arising from this Letter of Guarantee, with express waiver of any other court, however privileged it is or may be.

VOTORANTIM CELULOSE E PAPEL S.A.

by [legal representatives]

Witnesses:

1.

Name:

ID (RG):

2.

Name:

ID (RG):

All pages are initialed.